Valkyrie ETF Trust II 485BPOS

Exhibit (d)(5)

Schedule A

(As of February 21, 2024)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Valkyrie Bitcoin Miners ETF	0.75%	January 4, 2022	January 14, 2022	January 18, 2022	September 26, 2024
Valkyrie Bitcoin Futures Leveraged Strategy ETF	1.85%	December 29, 2023	December 29, 2023	December 29, 2023	December 29, 2025